                                                                                                                  EXHIBIT 12-(1)
                                      SOUTHERN NATURAL GAS COMPANY AND SUBSIDIARIES

                                            Computation of Ratios of Earnings
                                       from Continuing Operations to Fixed Charges
                                                  Total Enterprise (a)



                                        Six Months Ended June 30,              Years Ended December 31,


                                             1994      1993        1993       1992       1991         1990       1989

                                                                     (In Thousands)

Earnings from Continuing Operations:
   Income (loss) before income taxes        $67,501   $63,910    $127,617   $126,691   $119,326     $103,797   $152,925
   Fixed charges (see computation below)     25,808    33,327      59,171     49,131     46,596       49,899     51,211


Total Earnings Available for Fixed Charges  $93,309   $97,237    $186,788   $175,822   $165,922     $153,696   $204,136


Fixed Charges:
   Interest expense before deducting
       interest capitalized                 $24,273   $31,978    $ 56,599   $ 46,298   $ 42,957     $ 47,323   $ 49,832
   Rentals(b)                                 1,535     1,349       2,572      2,833      3,639        2,576      1,379


                                            $25,808   $33,327    $ 59,171   $ 49,131   $ 46,596     $ 49,899   $ 51,211


Ratio of Earnings to Fixed Charges              3.6       2.9         3.2        3.6        3.6          3.1        4.0



________________

(a) Amounts include the Company's portion of the captions as they relate to persons accounted for by the equity method.

(b) These amounts represent 1/3 of rentals which approximate the interest factor applicable to such rentals of the Company and its subsidiaries and continuing unconsolidated affiliates.